September 20, 2018

Paul Richerdson
Group Chief Financial Officer
WPP plc
27 Farm Street
London, United Kingdom, W1J 5RJ

       Re: WPP plc
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 30, 2018
           File Number 001-38303

Dear Mr. Richerdson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    Andrea Harris, Esq.